UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

THE BEACH BODY COMPANY, INC.

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

073463101

(CUSIP Number)

July 16, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 073463101

1.	Names of Reporting Persons Forest Road Acquisition Sponsor LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person (See Instructions) OO

CUSIP 073463101

1.	Names of Reporting Persons The Forest Road Company, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person (See Instructions) OO

CUSIP 073463101

1.	Names of Reporting Persons Zachary Tarica
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person (See Instructions) IN

EXPLANATORY NOTE

This Schedule 13G/A is being filed as an amendment (“Amendment No. 1”) to the statement on Schedule 13G filed with the Securities and Exchange Commission (“SEC”) on behalf of Forest Road Acquisition Sponsor LLC (“Forest Road Sponsor”), The Forest Road Company, LLC (“Forest Road Company”) and Zachary Tarica (together with Forest Road Sponsor and Forest Road Company, the “Reporting Persons”), with respect to the Class A common stock of The Beachbody Company, Inc., formerly known as Forest Road Acquisition Corp. (the “Issuer”), on February 16, 2021 (the “Schedule 13G”), pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, as amended, to amend and supplement certain information set forth below in the items indicated. All capitalized terms used in this Amendment No. 1 and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13G.

The Reporting Persons are filing this Amendment No. 1 to report (i) the distribution of the Issuer’s securities by Forest Road Sponsor on a pro rata basis to its members or their permitted transferees, and (ii) that the Reporting Persons ceased to beneficially own more than five percent of the Class A common stock.

Item 1(a).	Name of Issuer

The Beachbody Company, Inc. (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

3301 Exposition Blvd.

Santa Monica, CA 90404

Item 2(a).	Names of Persons Filing

Forest Road Acquisition Sponsor LLC, The Forest Road Company, LLC, and Zachary Tarica (collectively, the “Reporting Persons”)

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

1177 Avenue of the Americas, 5th Floor
New York, New York 10036

Item 2(c).	Citizenship

Forest Road Acquisition Sponsor LLC is a limited liability company formed in Delaware. The Forest Road Company is a limited liability company formed in New York. Zachary Tarica is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities

Class A common stock, $0.0001 par value per share.

Item 2(e).	CUSIP Number

073463101

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

☐	(a) Broker or Dealer registered under Section 15 of the Exchange Act.

☐	(b) Bank as defined in Section 3(a)(b) or the Exchange Act.

☐	(c) Insurance company as defined in Section 3(a)(19) of the Exchange Act.

☐	(d) Investment company registered under Section 8 of the Investment Company Act.

☐	(e) An Investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(e).

☐	(f) An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(f).

☐	(g) A Parent Holding Company or control person in accordance with Rule 13d 1(b)(1)(ii)(g).

☐	(h) A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.

☐	(i) A Church Plan that is excluded from the definition of an investment company under Section 3 (c)(14) of the Investment Company Act.

☐	(j) Group, in accordance with Rule 13d-1 (b)(1)(ii)(j).

Not applicable

Item 4.	Ownership

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

The Reporting Persons do not own any shares of the Issuer’s Class A common stock.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date herof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: July 16, 2021

FOREST ROAD ACQUISITION SPONSOR LLC, a Delaware limited liability company

By:	THE FOREST ROAD COMPANY, LLC, a New York limited liability company, as the managing member of Forest Road Acquisition Sponsor LLC

By:	/s/ Zachary Tarica
Name:	Zachary Tarica
Title:	Chief Executive Officer

THE FOREST ROAD COMPANY, LLC, a New York limited liability company

By:	/s/ Zachary Tarica
Name:	Zachary Tarica
Title:	Chief Executive Officer

By:	/s/ Zachary Tarica
Name:	Zachary Tarica

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001)